Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212–325–5200 Fax +1 212–325–6665

Media Release

Credit Suisse AG Announces CME Term SOFR As Replacement Reference Rate for Its Outstanding U.S. Dollar LIBOR-Linked Debt Securities

June 9, 2023

Credit Suisse AG announced today that, following June 30, 2023, CME Term SOFR will be the replacement reference rate for its outstanding New York law-governed debt securities that use U.S. dollar LIBOR as the reference rate.

The outstanding notes of Credit Suisse AG listed below (the “LIBOR Notes”) currently use three-month U.S. dollar LIBOR as the reference rate and require the calculation agent to select a successor reference rate following the cessation of three-month U.S. dollar LIBOR.

Title of Notes	CUSIP
Fixed to Floating Rate Securities due April 14, 2026 Linked to the Performance of the 3-Month USD LIBOR	22548Q3E3
Senior Floating Rate Securities due 2031 Step-Up 3-Month USD LIBOR and S&P 500® Index Range Accrual Securities	22548Q6L4

Pursuant to the Adjustable Interest Rate (LIBOR) Act (the “LIBOR Act”) enacted by the Congress on March 15, 2022 and the final rule adopted by the Federal Reserve Board on December 16, 2022 implementing the LIBOR Act (the “LIBOR Rule”), Credit Suisse International, as the calculation agent and the “Determining Person” (as defined under the LIBOR Act), has determined that three-month CME Term SOFR shall be the reference rate for calculations of the amount of interest payable with respect to the LIBOR Notes for which the interest rate determination date occurs after June 30, 2023.

By operation of the LIBOR Act and LIBOR Rule, the calculation of the amount of interest payable with respect to the LIBOR Notes for which the interest rate determination date occurs after June 30, 2023 will also include the tenor spread adjustment of 0.26161%.

Press Contact

Andre Rosenblatt, Credit Suisse, andre.rosenblatt@credit-suisse.com

Credit Suisse

Credit Suisse is one of the world's leading financial services providers. The bank’s strategy is built on its leading Wealth Management and Swiss Bank franchises, with strong Asset Management as well as Markets capabilities. Credit Suisse seeks to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. The bank employs more than 50,000 people. The registered shares (CSGN) of Credit Suisse Group AG are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

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